Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
May 10, 2007
VIA EDGAR AND FACSIMILE
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Skilled Healthcare Group, Inc. Registration Statement on Form S-4 (Registration No. 333-137898)
Dear Mr. Spirgel:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Skilled Healthcare Group, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on Monday, May 14, 2007 at 9:00 a.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.
     The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; it does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Skilled Healthcare Group, Inc.
By:	/s/ Roland Rapp
Roland Rapp
General Counsel, Secretary and Chief Administrative Officer